**WHITECLOUDS, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2016**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | **2016** |
| Cash | | $ 64,892 |
| Accounts Receivable | | 204,952 |
| Inventory | | 406,491 |
| Other Current Assets | | 11,578 |
| | TOTAL CURRENT ASSETS | 687,913 |
| | | |
| **NON-CURRENT ASSETS** | | |
| Property and Equipment, Net | | 2,293,372 |
| Deposits | | 45,145 |
| Patents, Net | | 16,309 |
| Goodwill | | 922,791 |
| | | 3,277,617 |
| | | |
| | TOTAL ASSETS | $ 3,965,530 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | | $ 843,423 |
| Accrued Expenses | | 24,832 |
| Accrued Payroll | | 94,991 |
| Taxes Payable | | 15,610 |
| | TOTAL CURRENT LIABILITIES | 978,856 |
| | | |
| **NON-CURRENT LIABILITIES** | | |
| Lease Payables, Long Term | | 405,807 |
| Notes Payable | | 4,444,000 |
| | TOTAL NON-CURRENT LIABILITIES | 4,849,807 |
| | | |
| | TOTAL LIABILITIES | 5,828,663 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock | | 6,903 |
| Additional Paid in Capital | | 2,967,019 |
| Retained Earnings (Deficit) | | (4,837,054) |
| | TOTAL SHAREHOLDERS' EQUITY | (1,863,132) |
| | | |
| | TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 3,965,530 |

**WHITECLOUDS, INC.**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | **2016** |
|---|---|
| **Operating Income** | |
| Sales | $ 2,562,441 |
| Cost of Sales | (1,528,380) |
| **Gross Profit** | 1,034,062 |
| **Operating Expense** | |
| Employee Compensation | 2,504,125 |
| Research and Development | 766,676 |
| Depreciation | 645,583 |
| General and Administrative | 460,566 |
| Advertising | 397,963 |
| Facility Rental | 338,497 |
| Computer and Internet | 150,088 |
| Shipping to Customers | 10,433 |
| Supplies | 95,153 |
| Travel | 83,560 |
| Legal and Professional Services | 42,709 |
| Insurance | 34,100 |
| Royalties | 23,503 |
| Contract Labor | 22,900 |
| Equipment Rental | 1,628 |
| Bad Debt | 490 |
| Consulting | - |
| | 5,577,974 |
| **Net Income from Operations** | (4,543,912) |
| **Other Income (Expense)** | |
| Interest Income | 2,000 |
| Amortization Expense | (35,420) |
| Other Income (Expense) | (82,844) |
| Non-Income Tax Expense | (78,638) |
| Interest Expense | (54,106) |
| **Net Income Before Provision for Income Tax** | (4,792,920) |
| **Provision for Income Taxes** | 64,335 |
| **Net Income** | $ (4,728,585) |

**WHITECLOUDS, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | 2016 |
|---|---|
| **Cash Flows From Operating Activities** | |
| Net Income (Loss) For The Period | $ - |
| Change in Payables | 380,280 |
| Change in Receivables | 35,727 |
| Change in Accrued Payroll | (3,919) |
| Change in Taxes Payable | (66,305) |
| Change in Inventory | 94,159 |
| Change in Deposits | - |
| **Net Cash Flows From Operating Activities** | 439,942 |
| **Cash Flows From Investing Activities** | |
| Purchase or Sale of Software and Equipment | 188,747 |
| Change in Patents | (16,309) |
| Change in Goodwill | (13,951) |
| Leasehold Improvements | (17,767) |
| Facility and Equipment Deposits | - |
| Change in Accumulated Depreciation | 573,252 |
| Change in Accumulated Amortization | (4,893) |
| **Net Cash Flows From Investing Activities** | 709,078 |
| **Cash Flows From Financing Activities** | |
| Change in Lease Payables, Long Term | (307,094) |
| Change in Convertible Notes | 3,844,000 |
| Change in Additional Paid in Capital | - |
| Sale of Stock | 6,898 |
| **Net Cash Flows From Financing Activities** | 3,543,804 |
| **Cash at Beginning of Period** | 100,651 |
| **Net Increase (Decrease) In Cash** | 4,692,824 |
| **Cash at End of Period** | $ 4,793,476 |